[URI Letterhead]

September 10, 2009

Ms. Pamela A. Long
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Registration Statement on Form S-4 (File Number 333-160885) under the Securities Act of 1933 of United Rentals (North America), Inc.

Dear Ms. Long:

Please find enclosed for filing under the Securities Act of 1933 Amendment No. 1 (“Amendment No. 1”) to the Registration Statement of United Rentals (North America), Inc. and its parent and subsidiary guarantor co-registrants (the “Company”), on Form S-4 (File No. 333-160885) (the “Registration Statement”) relating to the Company’s offer to exchange its outstanding, unregistered 10.875% Senior Notes due 2016 for substantially identical, registered 10.875% Senior Notes due 2016.

Set forth below are the Company’s responses to the Staff’s comment letter dated August 25, 2009 concerning the Registration Statement (the “Comment Letter”).  To facilitate the Staff’s review, the captions and numbered comments from the Comment Letter have been repeated in this letter in bold face type and the Company’s responses immediately follow each numbered comment in regular type.

The following are the Company’s responses to the Comment Letter:

General

Comment No. 1 — We note that you are registering the 10½% Senior Exchange Notes due 2015 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988).  See also Morgan Stanley & Co. Inc.,

SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993).  We also note your disclosure under “Resale of new notes” on page 2 of the prospectus.  Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response — In conjunction with the filing of Amendment No.1, a supplemental letter will be provided to the Staff confirming that the Company is registering the exchange offer in reliance on the Staff’s position in the above-mentioned no-action letters and making the representations contained therein.

Comment No. 2 —  As applicable, please revise the letter of transmittal to comply with the comments in this letter.

Response — The letter of transmittal has been revised in accordance with the Staff’s comments.

Comment No. 3 — As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement.  See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980).  Please confirm that the offer will be open at least through midnight on the twentieth business day.  See Rule 14d-1(g)(3).  Please make conforming changes throughout the prospectus.

Response — The Company confirms that the exchange offer will be open at least through midnight of the twentieth business day following commencement of the exchange offer.  As the Company expects that the exchange offer will remain open until 5:00 p.m. on the twenty-first business day following commencement, the references to the 5:00 p.m. expiration time have not been revised in the prospectus contained in Amendment No. 1.

Comment No. 4 — Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response — The Company confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to Rule 424(b) under the Securities Act of 1933.

Cautionary Note Regarding Forward Looking Statements, page ii

Comment No. 5 — Please remove the reference to safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as the offering is a tender offer.  See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act.

Response — The referenced language on page ii of the prospectus contained in Amendment No. 1 has been modified so that it no longer refers to the Private Securities Litigation Reform Act of 1995.

The Exchange Offer, page 20

Expiration Date; Extensions; Amendments, page 24

Comment No. 6 — We note your disclosure in the first bullet contained on page 29 that you reserve the right “to delay accepting any old notes.”  Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c).  For example, if you are referring only to the right to delay acceptance due to an extension of the exchange offer, so state.

Response — The Company is seeking to reserve the right to delay acceptance of the old notes only during the pendency of the exchange offer and will modify the disclosure to make this clear.  The Company believes that such delay is consistent with Rule 14e-1(c), as it will be issuing the new notes in respect of old notes deposited by or on behalf of holders promptly after the termination or withdrawal of the exchange offer.

Comment No. 7 — Please confirm to us supplementally that you will allow at least five business days to remain in an offer following any amendment to the exchange offer that constitutes a material change but does not trigger the mandatory extension provisions of Exchange Act Rule 14e-1(b).

Response — The Company confirms to the Staff supplementally that if the Company makes an amendment to the exchange offer that constitutes a material change, it will extend the exchange offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Conditions to the Exchange Offer, page 25

Comment No. 8 — We note your disclosure in the first sentence that you may terminate the exchange offer before acceptance of the old notes if the listed conditions are not met.  Please revise to make clear that all conditions to the offer must be satisfied or waived at or before the expiration of the offer, rather than prior to acceptance of the outstanding notes.

Response — The referenced language on page 25 of the prospectus contained in Amendment No. 1 has been revised to make clear that all conditions to the exchange offer must be satisfied or waived at or before the expiration of the exchange offer.

Comment No. 9 — We note that you reserve the right to terminate the exchange offer if, in your sole discretion, a condition is not satisfied.  We do not object to the imposition of conditions in a tender offer, provided that they are not within the direct or indirect control of the offeror and are specific and capable of objective verification when satisfied.  Please revise to include an objective standard for the determination of whether a condition has been satisfied.

Response — These referenced language on page 25 of the prospectus contained in Amendment No. 1 has been revised so that it requires the Company to use its “reasonable” judgment or discretion.

Procedures for Tendering, page 26

Comment No. 10 — We note the disclosure that the exchange agent will return any outstanding notes not accepted for exchange “as promptly as practicable” after expiration or termination of the exchange offer.  Rule 14e-1(c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer, as applicable.  Please revise your disclosure here, throughout the prospectus and in the filed Exchange Agent Agreement as necessary.

Response — The referenced language in the prospectus, letter of transmittal and the Exchange Agent Agreement contained in Amendment No. 1 has been revised to make clear that the notes will be exchanged or returned promptly as required by Rule 14e-1(c) under the Securities Exchange Act of 1934.

Validity of the New Notes, page 83

Comment No. 11 — Please revise to disclose that Sullivan & Cromwell will opine that the notes and guarantees are binding obligations of the registrants.

Response — The referenced disclosure on page 83 of the prospectus contained in Amendment No. 1 has been revised to state that Sullivan & Cromwell LLP will opine that the notes and the guarantees are binding obligations of the registrants.

Item 22. Undertakings, page II-6

Comment No. 12 — Please revise to delete the undertaking in paragraph (a), as it appears to be unrelated to this offering.

Response — This referenced undertaking in Amendment No. 1 has been deleted.

Comment No. 13 — Please revise to include applicable undertakings required under Item 512(a) of Regulation S-K.

Response — The undertakings in Amendment No. 1 have been revised to include all applicable undertakings required under Item 512(a) of Regulation S-K.

Exhibit 5.3 — Legal Opinion

Comment No. 14 — We note the statement on page 3 that counsel has furnished the opinion letter to you “solely in connection with Indenture.”  Further, we note that the opinion letter does not cover the execution, delivery and performance of the guarantee provided by United Rentals Northwest, Inc.  Please revise to delete the limiting statement on page 3 and include an opinion to cover the guarantee.

Response — Oregon counsel’s opinion has been amended to indicate that it is being furnished “in connection with the Registration Statement” rather than in connection with the Indenture.  The opinion has also been amended to cover the execution, delivery and performance of the guarantees provided by United Rentals Northwest, Inc.

*                                              *                                              *

Separately, the Company acknowledges receipt of the Staff’s comment letter dated September 3, 2009 concerning the Company’s Form 10-K for the year ended December 31, 2008, Definitive Proxy Statement dated April 30, 2009 and Form 10-Q for the quarter ended March 31, 2009.  The Company confirms that it will respond to such letter under separate cover on or before September 18, 2009.

If you have any questions or comments regarding the enclosed materials, please call Andrew D. Soussloff of Sullivan & Cromwell LLP at 212-558-3681 or me at 203-622-3131.

Very truly yours,

/s/ Jonathan M. Gottsegen
Jonathan M. Gottsegen
Senior Vice President,

General Counsel and
Corporate Secretary

cc:	Ms. Chambre Malone
Mr. Dietrich King
(U.S. Securities and Exchange Commission)

Andrew D. Soussloff
(Sullivan & Cromwell LLP)